STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center Drive

Suite 200

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

Direct Dial:	(610) 205-6076
Email:	ssg@stevenslee.com
Direct Fax:	(610) 371-1228

November 4, 2016

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Re:	ICC Holdings, Inc.
Registration Statement on Form S-1
Filed October 13, 2016
File No. 333-214081

Dear Ms. Hayes:

We enclose herewith, on behalf of ICC Holdings, Inc. (the “Company”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated October 27, 2016. Amendment No. 1 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in italics face type and the responses of the Company in regular type.

General

1.	We note your responses to prior comments 1 and 3. However, we still have concerns about whether the shares purchased by the ESOP, and by the directors and officers of the Company, will qualify as “bona fide” transactions in compliance with Exchange Act Rule 10b-9. The issuer also must state/disclose (in the offering materials) that the purchases by the ESOP and by the directors and officers of Illinois Casualty will be “for investment and not resale.” See, e.g., Linda A. Wertheimer, 1986 SEC N0-Act. LEXIS 2272 (April 29, 1986). Also, if the directors

Philadelphia • Reading • Valley Forge • Allentown • Harrisburg • Lancaster • Scranton

Wilkes-Barre • Princeton • New York • Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE

LAWYERS & CONSULTANTS

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 4, 2016

and officers of the company are permitted to transfer their purchased shares to the excepted parties, referenced in prior comment 3, please explain the issuer’s basis for representing that such purchases are being acquired and held “for investment purposes” and not resale. Please revise your disclosures accordingly.

Response: We have revised the disclosure regarding purchases by the ESOP and our directors and officers supplementing the disclosure on the cover page of the prospectus and pages 8, 14, 107, and 122 of Amendment No. 1 to disclose the fact that shares are being acquired and held for investment purposes and not for resale.

Section 19.04 of Illinois Casualty’s plan of conversion (previously filed as Exhibit 2.1) prohibits transfers by our directors and officers of shares acquired pursuant to the conversion for one year following the issuance of the shares in the conversion. This complies with clause (7)(a)(iii) of Section 59.1 of the Illinois Compiled Statutes (215 ILCS 5/59.1(7)(a)(iii)). Accordingly we believe that a purchase in this offering by a director or officer would be inconsistent with a purchase made with a view to distribution given the prohibition on transfers during the first year following the issuance of the shares in the conversion and the limitations placed by Rule 144 for six months following completion of the offering. Instead, we believe a purchase under such circumstances is consistent with a purchase made for investment purposes and not for resale.

STEVENS & LEE

LAWYERS & CONSULTANTS

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 4, 2016

Prospectus Cover Page

2.	Please revise the cover page to highlight the participation of your affiliates in the offering. In this regard, please revise to (i) identify the standby purchasers who are affiliated with Messrs. Clinton and Burgess and discuss briefly their standby commitments and (ii) identify your director Mr. Klockau as a surplus noteholder and separately state the principal amount that he and all other surplus noteholders may convert/contribute to the offering minimum.

Response: We have revised the cover page of the prospectus contained in Amendment No. 1 to reflect your comment.

Unaudited Pro Forma Condensed Balance Sheets, pages 41 and 43

3.	Please refer to your response to comment 13. We do not believe your investment allocation policy meets the factually supportable criterion of Article 11 of Regulation S-X. Tell us what objective evidence you have to support your planned investments in fixed income and equity securities (i.e. contracts to purchase specific investments), or revise your disclosure to include the related amounts in cash and invested assets. We would not object to footnote disclosure of your planned investments.

Response: We have revised pages 41 and 43 of Amendment No. 1 to include the net proceeds in cash and cash equivalents.

Business

Reinsurance, page 89

4.	We reissue prior comment 16 because we do not see where you have revised your disclosure in response to the comment or included the agreement in your exhibit index.

Response: We have filed the underlying agreements as Exhibits 10.8 through 10.14 to Amendment No. 1.

STEVENS & LEE

LAWYERS & CONSULTANTS

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 4, 2016

Unaudited Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-32

5.	We note you recorded a $1.6 million cash outflow related to purchases of “property held for investment income.” Please tell us what this cash outflow represents and why you characterize it as income. Additionally, tell us where the income and related property held for investment are recorded on your balance sheet and statement of earnings. Finally, tell us what consideration you gave to providing disclosure in your filing regarding your property held for investment and your related accounting policy.

Response: The $1.6 million cash outflow on the Condensed Consolidated Statements of Cash Flows during the six-month period ended June 30, 2016 represents the purchase of an assisted living facility by ICC Realty, LLC that Illinois Casualty expects will generate rental income for the Company. We have revised that line description in the Condensed Consolidated Statements of Cash Flows to make that more clear on page F-32 of Amendment No. 1. The property is discussed on pages 35 and 104 of Amendment No. 1. Rental income generated from property held for investment is included in Net investment income on the Unaudited Condensed Consolidated Statements of Earnings and Comprehensive Income on page F-31 of Amendment No. 1. The value of this property is reflected in Property and equipment on the Unaudited Condensed Consolidated Balance Sheet on page F-29 of Amendment No. 1 and Note 1.D. Property and Equipment to the Notes to Unaudited Condensed Consolidated Financial Statements on page F-34 of Amendment No. 1 under Real estate and related improvements. Because the rental income generated from this property represented 0.5% of the Company’s consolidated revenues for the six month period ended June 30, 2016 and the value of the property represented 1.8% of its total consolidated assets at June 30, 2016, management determined that the investment was not otherwise material beyond the disclosure described in this paragraph.

Exhibit Index

6.	We note your disclosure on page 149 that you entered into change in control agreements with each of Messrs. Smith, Schmeichel, and Beck, and Ms. Suiter in October 2016. Please file such agreements or a form of these agreements, as applicable, as exhibits to the registration agreement.

Response: We have filed the underlying agreements as Exhibits 10.1 and 10.2 to Amendment No. 1.

STEVENS & LEE

LAWYERS & CONSULTANTS

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 4, 2016

7.	Please have counsel revise the opinion in exhibit 8.1 to state clearly that the disclosure in the applicable section of the Form S-1 is the opinion of named counsel. Refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011), Section III.B.2. Also, we refer to the disclosure on page 130 concerning the tax consequences of the subscription rights. Please revise to clarify that the disclosure is counsel’s opinion as to these tax consequences rather than stating what the company believes and what position it intends to take based on the advice of named counsel.

Response: We have revised the disclosure on page 130 of Amendment No. 1 to reflect your comment. We have revised the opinion previously filed as Exhibit 8.1 to comply with Staff Legal Bulletin No. 19 (Oct. 14, 2011), Section III.B.2.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 205-6076.

Very truly yours,

STEVENS & LEE

/s/ Sunjeet S. Gill

Sunjeet S. Gill

cc:	Mr. Joseph McCann
Ms. Irene Paik
Ms. Bonnie Baynes
Ms. Sharon Blume
Mr. Arron K. Sutherland